FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights
Exhibit No. 2	Publication of Prospectus
Exhibit No. 3	Barclays Global Financial Services Conference
Exhibit No. 4	Director/PDMR Shareholding
Exhibit No. 5 BoAML - Banking & Insurance Conference

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 August 2013:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-Aug-13
Ordinary shares of £1	6,164,915,502	4	24,659,662,008
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,165,815,502		24,663,262,008

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No.2

Publication of Prospectus and Offering Circular

The following supplementary prospectus (forming part of the supplementary offering memorandum) has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 5 September 2013.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3660N_-2013-9-5.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.3

The Royal Bank of Scotland Group plc (RBS) - Barclays Global Financial Services Conference

Bruce Van Saun, Group Finance Director, will present at the Barclays Global Financial Services Conference in New York on Monday 9th September 2013 at 09:00am EDT (14:00pm BST).

The conference slides will be available on the Group's website www.rbs.com/ir when the presentation commences

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (egg. large print, audio or Braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com.

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

37

8. Price per share or value of transaction

£3.3777

9. Date and place of transaction

9 September 2013

10. Date issuer informed of transaction

9 September 2013

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 6264099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

10 September 2013

Exhibit No. 5

The Royal Bank of Scotland Group plc ("RBS")

Bank of America Merrill Lynch Banking & Insurance Conference

Bruce Van Saun, Group Finance Director, will present at the Bank of America Merrill Lynch Banking & Insurance Conference in London on Tuesday 24th September 2012 at 2:00pm (BST). A live audio webcast and accompanying slides will be available on our website www.rbs.com/ir shortly before the presentation commences.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or Braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 September 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary